Exhibit 99.1

Cellectis: Servier and Pfizer Announce Results of UCART19 First-in-Human Trials to Be Presented at the 44th EBMT (European Society for Blood and Marrow Transplantation) Annual Meeting

NEW YORK--(BUSINESS WIRE)--March 8, 2018--Regulatory News:

Servier, Pfizer Inc. (NYSE: PFE) and Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Euronext Growth: ALCLS - Nasdaq: CLLS), today announced that results from the two phase 1 trials with UCART19, the allogeneic anti-CD19 CAR T-cell product being developed by Servier and Pfizer, will be presented during the European society for Blood and Marrow Transplantation (EBMT) Annual Meeting to be held from March 18 to 21, 2018 in Lisbon, Portugal.

Results from the CALM (UCART19 in Advanced Lymphoid Malignancies) study will be presented during an oral session by Reuben Benjamin, MD, PhD, Principal Investigator and consultant hematologist at King’s College Hospital, London, United Kingdom, on March 21, 2018 at 9:30 am (Room 5A). The CALM study is an open label, dose-escalation study designed to evaluate safety, tolerability and antileukemic activity of UCART19 in adult patients with relapsed or refractory CD19-positive B-cell acute lymphoblastic leukemia (B-ALL).

Presentation title: First-in-human study with UCART19, an allogeneic anti-CD19 car T-cell product, in high-risk adult patients with CD19+ R/R B-cell ALL: preliminary results of CALM study1

The PALL (Pediatric Acute Lymphoblastic Leukemia) study is a phase 1, open label, study to evaluate the safety and the ability of UCART19 to induce molecular remission in pediatric patients with relapsed or refractory B-ALL. PALL was initiated in the UK in June 2016. Paul Veys, MD, PhD, Director of the Bone Marrow Transplant Unit at Great Ormond Street Hospital (GOSH), London, United Kingdom, will share data during an oral session on March 21, 2018 at 11:40 am (Auditorium IV).

Presentation title: Gene-edited allogeneic CAR19 T-cells (UCART19) induce molecular remission ahead of allo-sct in high risk pediatric patients with CD19+ relapsed/refractory B-cell Acute Lymphoblastic Leukemia2

Servier is the sponsor of both studies. In 2015, Servier acquired exclusive rights from Cellectis for UCART19, which is being codeveloped by Servier and Pfizer.

1 & 2 Abstracts are available on the EBMT website: http://ebmt2018.org/scientific-programme/

About UCART19

UCART19 is an allogeneic CAR T-cell product candidate being developed for treatment of CD19-expressing hematological malignancies, gene edited with TALEN®. UCART19 is initially being developed in acute lymphoblastic leukemia (ALL) and is currently in Phase I. The current approach with UCART19 is based on the preliminary positive results from clinical trials using autologous products based on the CAR technology. UCART19 has the potential to overcome the limitation of the current autologous approach by providing an allogeneic, frozen, “off-the-shelf” T cell based medicinal product.

In November 2015, Servier acquired the exclusive rights to UCART19 from Cellectis. Following further agreements, Servier and Pfizer began collaborating on a joint clinical development program for this cancer immunotherapy. Pfizer has been granted exclusive rights by Servier to develop and commercialize UCART19 in the United States, while Servier retains exclusive rights for all other countries.

About Servier

Servier is an international pharmaceutical company governed by a non-profit foundation, with its headquarters in France (Suresnes). With a strong international presence in 148 countries and a turnover of 4.152 billion euros in 2017, Servier employs 21,600 people worldwide. Entirely independent, the Group reinvests 25% of its turnover (excluding generic drugs) in research and development and uses all its profits for development. Corporate growth is driven by Servier’s constant search for innovation in five areas of excellence: cardiovascular, immune-inflammatory and neuropsychiatric diseases, cancer and diabetes, as well as by its activities in high-quality generic drugs.

More information: www.servier.com

Pfizer Inc.: Working together for a healthier world®

At Pfizer, we apply science and our global resources to bring therapies to people that extend and significantly improve their lives. We strive to set the standard for quality, safety and value in the discovery, development and manufacture of health care products. Our global portfolio includes medicines and vaccines as well as many of the world's best-known consumer health care products. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as one of the world's premier innovative biopharmaceutical companies, we collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 150 years, we have worked to make a difference for all who rely on us. We routinely post information that may be important to investors on our website at www.pfizer.com. In addition, to learn more, please visit us on www.pfizer.com and follow us on Twitter at @Pfizer and @Pfizer_News, LinkedIn, YouTube, and like us on Facebook at Facebook.com/Pfizer.

PFIZER DISCLOSURE NOTICE

The information contained in this release is as of March 7, 2018. Pfizer assumes no obligation to update forward-looking statements contained in this release as the result of new information or future events or developments.

This release contains forward-looking information about a product candidate, UCART19, including its potential benefits, that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, the uncertainties inherent in research and development, including the ability to meet anticipated trial commencement and completion dates and regulatory submission dates, as well as the possibility of unfavorable study results, including unfavorable new clinical data and additional analyses of existing clinical data; whether and when drug applications may be filed for UCART19 with regulatory authorities in any jurisdiction; whether and when any such applications may be approved by regulatory authorities, which will depend on the assessment by such regulatory authorities of the benefit-risk profile suggested by the totality of the efficacy and safety information submitted and, if approved, whether UCART19 will be commercially successful; decisions by regulatory authorities regarding labeling and other matters that could affect the availability or commercial potential of UCART19; and competitive developments.

A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, including in the sections thereof captioned "Risk Factors" and "Forward-Looking Information and Factors That May Affect Future Results", as well as in its subsequent reports on Form 10-Q and Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission and available at www.sec.gov and www.pfizer.com.

About Cellectis

Cellectis is a clinical-stage biopharmaceutical company focused on developing a new generation of cancer immunotherapies based on gene-edited T-cells (UCART). By capitalizing on its 18 years of expertise in gene editing – built on its flagship TALEN® technology and pioneering electroporation system PulseAgile – Cellectis uses the power of the immune system to target and eradicate cancer cells.

Using its life-science-focused, pioneering genome engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets.

Cellectis is listed on the Nasdaq market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it. TALEN® is a registered trademark owned by the Cellectis Group.

Disclaimer

This press release contains “forward-looking” statements that are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risks factors that may affect company business and financial performance, is included in filings Cellectis makes with the Security Exchange Commission from time to time and its financial reports. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

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CONTACT:
For further information, please contact:
Servier
Media Relations Manager
Sonia Marques, +33 (0)1 5572 4021 / +33 (0)7 8428 7613
media@servier.com
or
Pfizer
Pfizer Media Contact
Jessica Smith, +1-212-733-6213
Media Relations
Jessica.M.Smith@pfizer.com
or
Pfizer Investor Contact
Ryan Crowe, +1-212-733-8160
Investor Relations
Ryan.Crowe@pfizer.com
or
Cellectis
Media contacts:
Jennifer Moore, 917-580-1088
VP of Communications
media@cellectis.com
or
KCSA Strategic Communications
Caitlin Kasunich, 212-896-1241
ckasunich@kcsa.com
or
IR contact:
Simon Harnest, 646-385-9008
VP of Corporate Strategy and Finance
simon.harnest@cellectis.com